Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
Guardforce AI Holdings Limited	British Virgin Islands	100%
Guardforce Cash Solutions Security (Thailand) Co., Limited	Thailand	99.07%
Guardforce AI Singapore Pte. Ltd.	Singapore	100%
Guardforce AI (Hong Kong) Co., Limited	Hong Kong	100%
Southern Ambition Limited	British Virgin Islands	100%
Horizon Dragon Limited	British Virgin Islands	100%
Guardforce AI Group Co., Limited	Thailand	100%
Guardforce AI Robots Limited	British Virgin Islands	100%
Handshake Networking Limited	Hong Kong	51%
GFAI Robotics Group Co., Limited	British Virgin Islands	100%
GFAI Robot Service (Hong Kong) Limited	Hong Kong	100%
GF Robotics Malaysia Sdn. Bhd.	Malaysia	100%